Exhibit 99.1

Foresight Collaborates with a Leading Tier One Supplier on Enhancing ADAS Vision Systems

Parties initiate POC project following successful evaluation of QuadSight® vision system prototype

Ness Ziona, Israel – January 31, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a joint proof of concept (POC) project with the American division of a leading Japanese Tier One supplier for the automotive industry. This project follows a successful evaluation of the QuadSight® vision system prototype reported by the Company on March 19, 2021.

The project consists of technological evaluation and testing of predefined simulated and real-life scenarios. Foresight intends to demonstrate its ability to create a stereo pair using the leading Tier One supplier’s existing camera hardware in order to generate rich perception based on enhanced 3D depth map, accurate distance measurement and object detection, thereby leveraging Foresight’s stereoscopic technology to enhance the leading Tier One supplier’s existing system.

Foresight’s proprietary Mono2Stereo™ software-based solution uses the overlapping fields of view of existing mono cameras to create a 3D perception stereo vision system and improve the overall probability of detection.

“We are excited to see increased interest in our unique technology from the automotive industry, as more companies that have evaluated our QuadSight prototype system choose to proceed to POC projects with us. We believe that having been chosen by a leading Tier One supplier of automotive stereo vision systems validates the added value of our stereoscopic technology to enhance existing advanced driver assistance systems (ADAS) and amplify their performance, resulting in better distance accuracy and more robust active safety features,” said Haim Siboni, CEO of Foresight. “Our solution can be readily deployed in vehicles equipped with Level 2 and Level 2 plus autonomy systems, without requiring additional hardware and design changes. We believe that teaming up with the leading Tier One supplier may potentially lead to further collaborations with vehicle manufacturers worldwide.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the project with the leading Tier One supplier of stereo vision systems and the Company’s belief that teaming up with the leading Tier One supplier validates the added value of its technology to the leading Tier One supplier’s ADAS systems and may potentially lead to further collaborations with vehicle manufacturers worldwide. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654